SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 Schedule 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
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                        MCNEIL REAL ESTATE FUND XX, L.P.
                            (Name of Subject Company)

                              BOND PURCHASE, L.L.C.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

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                              Bond Purchase, L.L.C.
                              1100 Main, Suite 2100
                              Kansas City, MO 64105

                                    Copy to:
                                Scott M. Herpich
                               Lathrop & Gage L.C.
                          2345 Grand Blvd., Suite 2800
                              Kansas City, MO 64108
                                 (816) 292-2000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
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      Transaction                                          Amount of
      Valuation*                                           Filing Fee
      $4,750,732                                               $951
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   *For purposes of  calculating  the filing fee only.  This amount  assumes the purchase of 47,507 units of limited partnership interest ("Units") of the subject company for $100 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:  N/A                          Filing party:  N/A Form or
registration no.:  N/A                                Date filed:    N/A
                         (Continued on following pages)
                               (Page 1 of 7 pages)


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                           14D-1                     Page 2 of 7 Pages
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1.  Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

    Bond Purchase, L.L.C.
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2.  Check the Appropriate Box if a Member of a Group (See  Instructions)
                                                (a) [ ]
                                                (b) [ ]
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3.  SEC Use Only

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4.  Sources of Funds (See Instructions)

    WC
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5.  Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Item
    2(e) or 2(f)                                    [ ]

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6.  Citizenship or Place of Organization

    Missouri
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7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    2,004.68 Units of Limited Partnership Interest
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8.  Check Box if the Aggregate  Amount in Row (7) Excludes  Certain  Shares (See
    Instructions)                                   [ ]
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9.  Percent of Class Represented by Amount in Row (7)

    4.0%
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10. Type of Reporting Person (See Instructions)

    PN

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ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is McNeil Real Estate Fund XX, L.P., a California limited partnership (the "Partnership"), which has its principal executive offices at 13760 Noel Road, Suite 600, LB70, Dallas, Texas 75240.

   (b) This Schedule 14D-1 relates to the offer by Bond Purchase, L.L.C., a Missouri limited liability company (the "Purchaser"), to purchase all of the issued and outstanding units of limited partnership interest ("Units") of the Partnership at $100 per Unit less the amount of any distributions declared or made with respect to the Units between December 31, 1999 and the date of payment of the purchase price (the "Purchase Price") for the Units by the Purchaser, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Units is set forth in the Introduction to the Offer to Purchase and is incorporated herein by reference. The information set forth in Section 13 ("Purchase Price Considerations") of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 13 ("Purchase Price Considerations") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d) The information set forth in Section 10 ("Certain Information Concerning the Purchaser") to the Offer to Purchase is incorporated herein by reference.

   (e) and (f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons referred to in Section 10 ("Certain
Information Concerning the Purchaser") of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

   (g) The information set forth in Section 10 ("Certain Information Concerning the Purchaser") to the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
COMPANY.

   (a) - (b) The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

                                        3

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ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(b) The information set forth in Section 12 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
BIDDER.

   (a)-(b) Not applicable.

   (c) The information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

   (d) Not applicable.

   (e) The information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

   (f)-(g) Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)-(b) The information set forth in the Introduction and Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   Not applicable.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

   (a) None.

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

   (b)-(e) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein in its entirety by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

   99.(a)(1)   Offer to Purchase dated January 13, 2000.

   99.(a)(2)   Letter of Transmittal.

   99.(a)(3)   Cover Letter, dated January 13, 2000, from Bond Purchase,  L.L.C.
               to the holders of Units.

   99.(b) Escrow Agreement dated January 11, 2000, by and between Bond Purchase, L.L.C. and Assured Quality Title Company.

   99.(c) Assignment and Transfer Agreement respecting the purchase of Units in the Partnership by and between Madison/WP Partnership Value Fund II, LP, Madison/WP Partnership Value Fund III, LLC, and Bond Purchase, L.L.C.

   99.(d)      None.

   99.(e)      Not applicable.

   99.(f)      None.

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                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2000

                                                     BOND PURCHASE, L.L.C.


                                                     By: /s/ David L. Johnson
                                                     Name:  David L. Johnson
                                                     Title: Member


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                                  EXHIBIT INDEX

EXHIBIT
NO.            TITLE


99.(a)(1)      Offer to Purchase dated January 13, 2000.

99.(a)(2)      Letter of Transmittal.

99.(a)(3)      Cover Letter, dated January 13, 2000, from Bond Purchase,  L.L.C.
               to the holders of Units.

99.(b) Escrow Agreement dated January 11, 2000, by and between Bond Purchase, L.L.C. and Assured Quality Title Company.

99.(c) Assignment and Transfer Agreement respecting the purchase of Units in the Partnership by and between Madison/WP Partnership Value Fund II, LP, Madison/WP Partnership Value Fund III, LLC, and Bond Purchase, L.L.C.


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